SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     -----
                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 1)

                         Wyman Park Bancorporation, Inc.
                         -------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                   983086 10 9
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                                 (CUSIP Number)

                                Ernest A. Moretti
                                 14 Bramble Lane
                              Churchville, MD 21028
                                  410-836-2750
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 2002
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:. |_|

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 5 Pages)

         CUSIP No.  983086 10 9                13D        Page 2 of 5  Pages
                    -----------
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS                    Ernest A. Moretti
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                              N/A
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
                                                                        (b)|_|

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      |_|

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen
-------- -----------------------------------------------------------------------
          NUMBER OF            7     SOLE VOTING POWER
            SHARES                                     79,418
                            -------- -------------------------------------------
         BENEFICIALLY          8     SHARED VOTING POWER
           OWNED BY                                     2,320
                            -------- -------------------------------------------
             EACH              9     SOLE DISPOSITIVE POWER
          REPORTING                                    58,429
                            -------- -------------------------------------------
         PERSON WITH          10     SHARED DISPOSITIVE POWER
                                                        2,320
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       81,738
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        9.5%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSONS*
                                                         IN
-------- -----------------------------------------------------------------------

         CUSIP No.  983086 10 9                13D        Page 3 of 5  Pages
                    -----------

Item 1.  Security & Issuer
--------------------------

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Wyman Park Bancorporation, Inc. (the "Company"). The Company's principal executive offices are located at 11 West Ridgely Road, Lutherville, Maryland 21093.


Item 2.  Identity & Background
------------------------------

     (a) This statement is filed by Ernest A. Moretti in his individual capacity and with respect to shares of Common Stock beneficially owned by him.

     (b) Mr. Moretti's residence address is 14 Bramble Lane, Churchville, MD 21028.

     (c) Mr. Moretti is the President and Chief Executive Officer of the Company and is also a member of its Board of Directors.

     (d) During the last five years, Mr. Moretti has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Moretti has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Moretti is a citizen of the United States.


Item 3.  Source & Amount of Funds & Other Consideration
-------------------------------------------------------

     Mr. Moretti initially acquired 10,200 shares of Common Stock in the Company's initial public offering on January 5, 1998 using personal funds. The increase since that time in shares beneficially owned by Mr. Moretti does not reflect any further acquisitions by Mr. Moretti, but instead reflects inclusion of shares granted to Mr. Moretti through the Company's Recognition and Retention Plan (RRP), exercisable options awarded by the Company's stock option plan to Mr. Moretti and allocated shares under the Company's Employee Stock Ownership Plan (ESOP), as to which Mr. Moretti may exercise voting rights.

     Mr. Moretti is filing this Amendment No. 1 to Schedule 13D pursuant to Rule 13d-2(a) of the Rules and Regulations under the Securities and Exchange Act of 1934, as amended, because his beneficial ownership of shares of Common Stock increased by more than 1%. These increases arose from grants of stock to Mr. Moretti under the RRP, vesting of exercisable stock options and allocations of shares of Common Stock to Mr. Moretti under the ESOP.

         CUSIP No.  983086 10 9                13D        Page 4 of 5  Pages
                    -----------

Item 4.  Purpose of Transactions
--------------------------------

     The increase in shares did not arise from any transaction other than the previously reported acquisition of Mr. Moretti's shares during the IPO and subsequent grants by the Company. Mr. Moretti may make further purchases of Common Stock in the future and may dispose of any or all shares of Common Stock at any time. Mr. Moretti does not have any current plans that relate to, or could result in, any matters referred to in paragraphs (b) through (j) inclusive of Item 4 of Schedule 13D. Mr. Moretti may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

          (a) Aggregate number of shares beneficially owned (and related percentage):

               (i)  Ernest A. Moretti: 81,738 (9.5%)

                    Such amount includes 39,774 shares of Common Stock which Mr. Moretti has the right to acquire pursuant to his ownership of vested stock options of the Company.

          (b) Sole or shared power to vote or dispose:

               (i)  Ernest A. Moretti

                    Sole power to vote or direct vote:             79,418 shares
                    Shared power to vote or direct vote:            2,320 shares
                    Sole power to dispose or direct disposition: 58,429 shares Shared power to dispose or direct disposition: 2,320 shares

                    Mr. Moretti has the sole power to vote, but not the sole or shared power to dispose, of 20,989 shares of Common Stock that have been allocated to Mr. Moretti's account in the ESOP.

          (c) In the last sixty days, Mr. Moretti has received an award of 2,928 shares from the RRP and has become vested in additional exercisable options of 9,936 shares.

          (d) Not applicable

          (e) Not applicable

         CUSIP No.  983086 10 9                13D        Page 5 of 5  Pages
                    -----------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Moretti and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Materials to be Filed as Exhibits.
-------------------------------------------

     None.


                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 31, 2002
       ----------------



                                    By:  /s/ Ernest A. Moretti
                                         ------------------------------
                                             Ernest A. Moretti